Filed by Alpha Beta Netherlands Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:

NYSE Euronext

(Commission File No. 001-33392)
Deutsche Börse

January 30, 2012

Interview with Mark MacGann, NYSE Euronext Senior Vice President, Head of European Government Affairs and Public Advocacy, in Investir Journal des Finances (January 28, 2012):

Europe: The European Commission will decide on Wednesday. And the Commissioner for Competition has support for vetoing the merger of the Paris and Frankfurt Stock Exchanges.

Prospects for a pan-European stock market are on the skids. The 27 European Commissioners will meet on the morning of Wednesday, 1 February (or at their next scheduled meeting on 8 February at the latest) and are expected to veto the merger of NYSE Euronext (comprising the Paris, Brussels, Amsterdam and Lisbon stock exchanges, as well as NYSE) and Deutsche Börse (Frankfurt). Which means Commissioner for Competition Joaquin Almunia should carry the day, despite support for the merger from Commissioner Michel Barnier, a Frenchman, and representatives of other countries concerned.

For opponents of the deal, the merger would give the partners excessive market share in derivatives -- 90% of the European total through Liffe (NYSE Euronext) and Eurex (Deutsche Börse), and the two groups refuse to sell either of these subsidiaries.

“[But] in the global market for derivatives, our combined share would be only 16%, and even less if you include over-the-counter trading,” argues Mark MacGann, head of European Government Affairs and Public Advocacy at NYSE Euronext. At the end of last week, he still held out “some hope” since the merger would make it possible to create “a group based in Europe in terms of governance, operations (and thus revenues), and [create] a [European] counterweight to the City (London) and the CME (USA).

Global competition

Mark MacGann adds: “[The parties] have committed not to raise fees on derivatives contracts for three years if the merger goes through.” An appeal to the European Court of Justice has not been ruled out. That Court has already cancelled -- albeit years too late -- the prohibition of a merger between Schneider and Legrand. The fight against dominant positions thus ends up keeping European businesses from uniting to raise their weight in the global running. Priority is given to consumers, in this case investors -- who are supposed to benefit from lower brokerage fees thanks to competition.

Jean-Luc Chametier

Interview with Dominique Cerutti, NYSE Euronext Deputy CEO, in L’Echo (January 28, 2012):

‘Don’t miss this opportunity to create a European champion’

Interview

Bart Haeck

‘We tell the European Commission: Don’t miss this opportunity to create a European champion, which even offers you the chance to better regulate the market.’ Dominique Cerutti is working hard in Davos to prevent the merger with Deutsche Börse to be blocked.

The NYSE Euronext executives are very busy in Davos. The lobbying machine is in overdrive. Indeed on 1 or 8 February, the European Commission is deciding if it gives the green light to the merger.

Joachuin Almunia, the Competition Commissioner is opposed to the merger, but he is not to decide on his own. All 27 Commissioners are to vote and therefore, the executives of the exchange are doing all they can to convince them. At the beginning of the month in Strasbourg, where the European Parliament was meeting, and this week in Davos, at the World Economic Forum.

We meet Dominique Cerutti, the no 2 of NYSE Euronext, in the Belvédère hotel, the most prestigious one in Davos, where the exchange has settled its offices on the first floor at this occasion. It’s very busy there. ‘We spend a lot of time explaining our vision to the Commission, he says.

 The question to which the Commission has to answer sounds misleadingly simple: will the merged entity Deutsche Börse-NYSE Euronext  be so powerful as to be able to impose its will and introduce artificially high fees for its customers -companies and investors-?

Almunia seems to be convinced that this dominance on the European market is too big, but Cerutti qualifies this conclusion as ‘chocking’. The market is global, he says. If the new exchange is not attractive enough, traders and investors will turn to other exchanges, like London or Chicago. Or they will turn to the OTC market.

Why should a listed company like Bekaert for instance be happy about your merger plans?

DC: Many companies, also smaller ones, support our plan. They want a market that is more transparent, larger and more liquid. Our merged group would offer that stability and transparency. The companies, which are the ones creating jobs, are looking for that transparency when they need credits and financing.’

The new entity would be very dominant in clearing, the second step in a transaction. Do investors and companies fear higher costs to be introduced?

DC: We have offered a solution for that concern. We are offering to give access to the clearing house Eurex (now part of Deutsche Börse), so that everybody sees what happens.

So that competitors can more easily compete?

DC: ‘Exactly. Europe will make this open access compulsory in the coming years, but we are already prepared to offer this now.’

Almunia also seems to have problems with the derivatives market. There too, you would be dominant and be in a position to impose the fees you want.

DC: Almunia uses a too restrictive definition of the market giving the impression we are dominant. But actually that market is much larger. Four years ago, the US gave the green light to a group that was very large on the home market, but not dominant on the global market. That’s the way to create a national champion.’ ‘It’s ironic that four years later, Europe is to say: no, the market is not global after all.  As a result, we will have to compete separately with these US national champions. We really don’t understand what the Commission is planning to do.’

Can you explain how the merged entity would make trading more transparent?

DC:  ‘It’s ironic that if the Commission is to block the deal, Europe will immediately face a huge problem. One of the problems that were highlighted by the financial crisis in 2008, was the existence of a worldwide non-regulated market in derivative products. Europe wants to regulate in this matter. However, if the merger is not approved, this non regulated market will remain important. The market we organise is regulated.  People seem to forget this.’

If the deal succeeds, this will be historic: the Europeans, and more specifically the Germans will manage the New York Stock Exchange. Deutsche Börse would hold 60% of the new merged group.

DC: ‘Indeed management will be mainly European. That’s the reason why we tell the Commission: don’t miss this opportunity to create a European champion, which even offers you the chance to better regulate the market.’

How is the exchange doing? Do many companies intend to be listed?

DC: ‘2011 was special. We had a record year, but this was entirely thanks to the first six months. At that time, there were 700 IPOs in the whole sector. In the second half of the year, more than 300 IPOs were cancelled at the last moment. ‘

‘The markets were very nervous about the European policy. Now they react much more quietly on declarations made by European politicians. They see Europe is working. If this stability is to remain, companies having cancelled their IPO last year, might pick up their plans again. NYSE Euronext currently has a pipeline of 110 to 120 IPOs.’

Interview with Dominique Cerutti, NYSE Euronext Deputy CEO, on LCI (January 28, 2012):

LCI:    Good morning, Dominique Cerutti. You’re here in Davos to make the case for the alliance between NYSE Euronext -- that’s the Paris Stock Exchange and the NY Stock Exchange -- and the Frankfurt Stock Exchange. An alliance now coming in for a lot of attention, and that’s putting it mildly, from the European Commission through its Commission for Competition [headed by] Joaquin Almunia -- who does not seem at all inclined to give a green light to this deal. Word is that the Commission is going to veto it. Can you confirm that? Do you still have hopes?

DC:     We still have hopes, but we do understand that DG-Comp seems to be heading towards what they call a “prohibition” or veto. This has come as something of a shock to us given the reasons for their veto, which we can discuss here.

LCI:    The European Commission seems to be saying that after the merger NYSE Euronext and Deutsche Börse would represent around 90% of the derivatives market in Europe. And it’s true that figure sounds pretty impressive. Is that what’s driving any decision they may take?

DC:     Yes. But the figure is a direct reflection of the “market” they are using for their calculations -- and their definition of that market is extremely narrow, to say the least. For example, they’ve declared that the derivatives market is European in scale, not worldwide. And within this market, they’ve excluded what’s called over-the-counter trading, which includes everything that can be traded out of sight of the regulators.  As we know since the 2008 crisis, the derivatives market is clearly global and OTC trading is converging with on-exchange trading.

LCI:    So you say that they’ve got the wrong bases for comparison?

DC:     Yes, and we’re not the only ones saying it: since 2008 the European Commission’s own studies, and regulators on both sides of the Atlantic -- in the US and Europe -- have concluded repeatedly that markets are global and that OTC trading must be combined with listed derivatives.

LCI:    Then why don’t you simply agree to sell off one of your two subsidiaries to get their green light? At NYSE Euronext you’ve got NYSE Liffe and Deutsche Börse has Eurex; why don’t you simply sell one of the two subsidiaries? Wouldn’t that settle the issue?

DC:     For two basic reasons. First, we’re certain of our facts. As I’ve already said, we’ve got a host of figures and proof, all demonstrating that markets are global and OTC trading is now converging with listed derivatives. So we see no reason to give in on this.

Second: there would be no industrial logic to selling one of the two companies we are merging -- and that’s more or less what we are talking about -- because the majority of benefits that we want to be able to deliver to clients result precisely from combining the two. There would be no reason to go ahead with the alliance from an industrial strategy viewpoint; it wouldn’t make sense.

LCI:    So the rationale for the merger would be gone.

Safe Harbour Statement

In connection with the proposed business combination transaction between NYSE Euronext and Deutsche Börse AG, Alpha Beta Netherlands Holding N.V. (“Holding”), a newly formed holding company, filed, and the U.S. Securities and Exchange Commission (“SEC”) declared effective on May 3, 2011, a Registration Statement on Form F-4 with the SEC that includes (1) a proxy statement of NYSE Euronext that also constitutes a prospectus for Holding, which was used in connection with NYSE Euronext special meeting of stockholders held on July 7, 2011 and (2) an offering prospectus used in connection with Holding’s offer to acquire Deutsche Börse AG shares held by U.S. holders. Holding has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) (“BaFin”), which was approved by the BaFin for publication pursuant to the German Takeover Act (Wertpapiererwerbs-und Übernahmegesetz), and was published on May 4, 2011. The acceptance period for the exchange offer expired on midnight, at the end of July 13, 2011 (Central European Daylight Savings Time), the additional acceptance period for the exchange offer expired on midnight, at the end of August 1, 2011 (Central European Daylight Savings Time). Pursuant to Section 39c of the German Takeover Act, shareholders of Deutsche Börse who had not yet accepted the exchange offer were still able to do so until midnight at the end of November 4, 2011 (Central European Time).

 Investors and security holders are urged to read the definitive proxy statement/prospectus, the offering prospectus, the offer document, as amended, and published additional accompanying information in connection with the exchange offer regarding the proposed business combination transaction because they contain important information. You may obtain a free copy of the definitive proxy statement/prospectus, the offering prospectus and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing NYSE Euronext’s website at www.nyse.com. The offer document, as amended, and published additional accompanying information in connection with the exchange offer are available at Holding’s website at www.global-exchange-operator.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Börse AG or NYSE Euronext. The final terms and further provisions regarding the public offer are disclosed in the offer document that has been approved by the BaFin and in documents that have been filed with the SEC.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. The exchange offer and the exchange offer document, as amended, shall not constitute an issuance, publication or public advertising of an offer pursuant to laws and regulations of jurisdictions other than those of Germany, United Kingdom of Great Britain and Northern Ireland and the United States of America. The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities.

Subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the exchange offer has not been made directly or indirectly in or into Japan, or by use of the mails or by any means or instrumentality of interstate or foreign commerce (including without limitation, facsimile transmission, telephone and the internet) or any facility of a national securities exchange of Japan. Accordingly, copies of this announcement or any accompanying documents may not be, directly or indirectly, mailed or otherwise distributed, forwarded or transmitted in, into or from Japan.

The shares of Holding have not been, and will not be, registered under the applicable securities laws of Japan. Accordingly, subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the shares of Holding may not be offered or sold within Japan, or to or for the account or benefit of any person in Japan.

Forward-Looking Statements

This document includes forward-looking statements about NYSE Euronext, Deutsche Börse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Börse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which Deutsche Börse AG and NYSE Euronext operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, none of Holding, Deutsche Börse AG or NYSE Euronext undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.